May 18, 2010

VIA EDGAR

Ms. Maryse Mills-Apenteng Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-4720
Re:	CMSF Corp. (the “Registrant”) Preliminary Information Statement on Schedule 14C, Filed April 20, 2010, File No. 033-64534-LA, as revised on May 7, 2010 (the “Information Statement”)
18905.38

Dear Ms. Mills-Apenteng:

     On May 18, 2010, you provided the Registrant with comments on the Information Statement via telephone.  Per our telephone conversation and on behalf of the Registrant, set forth below are the Registrant’s responses to your comments.

     Comment 1.  Please state that the differences between the California and Delaware organizational documents are clearly set forth in the Information Statement.

     Response:  The Registrant has revised the Information Statement in response to this comment.  Please see the added language under the heading “The Charter and Bylaws of the Company and CMSF Delaware” in the revised Information Statement.

     For your convenience, attached is a copy of the Information Statement showing all changes from the preliminary form of Information Statement previously reviewed by the SEC staff.

     The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Information Statement, that comments from the SEC staff or changes to disclosure in response to SEC staff comments do not foreclose the SEC for taking any action with respect to the Information Statement, and the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

     Please do not hesitate to call me at the telephone number listed below if you have any questions or require any additional information.

Sincerely,

/s/ Christina W. Marshall

Christina W. Marshall

Associate
Haynes and Boone, LLP
Direct Phone Number: (972) 739-6926
Direct Fax Number: (972) 692-9092
christina.marshall@haynesboone.com